Exhibit (a) 5

A registration statement relating to the securities proposed to be issued in the Offer (as defined below) has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. Such securities may not be sold nor may offers to buy such securities be accepted prior to the time the registration statement becomes effective. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Maxwell Common Stock (as defined below), nor is it an offer to purchase or a solicitation of an offer to sell shares of Tesla Common Stock (as defined below), and the statements herein are subject in their entirety to the terms and conditions of the Offer. The Offer is made solely by the prospectus/offer to exchange (as defined below) and the related letter of transmittal, and any amendments or supplements thereto, and is being made to all holders of shares of Maxwell Common Stock. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of Maxwell Common Stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.

Notice of Offer by

Cambria Acquisition Corp.

a direct wholly-owned subsidiary of

Tesla, Inc.

to exchange each outstanding share of common stock of

Maxwell Technologies, Inc.

for

$4.75 in fair market value of shares of common stock of Tesla, Inc.

(subject to the minimum as described in the prospectus/offer to exchange and letter of transmittal)

Tesla, Inc. (“Tesla”), a Delaware corporation, through its direct wholly-owned subsidiary Cambria Acquisition Corp., a Delaware corporation (the “Offeror”), is offering, upon the terms and subject to the conditions set forth in the prospectus/offer to exchange and letter of transmittal, to exchange for each outstanding share of common stock of Maxwell Technologies, Inc., a Delaware corporation (“Maxwell”), par value $0.10 per share (the “Maxwell Common Stock”), that has been validly tendered and not validly withdrawn in the Offer for a fraction of a share of Tesla’s common stock, par value $0.001 per share (“Tesla Common Stock”), equal to the quotient (rounded to four decimal places) obtained by dividing $4.75 by the volume weighted average of the daily volume weighted average of the trading price of one (1) share of Tesla Common Stock as reported on the Nasdaq Global Select Market for the five (5) consecutive trading days ending on and including the second trading day immediately preceding the expiration of the Offer, subject to the minimum, plus cash in lieu of any fractional shares of Tesla Common Stock, without interest and less any applicable withholding taxes (such consideration, the “offer consideration,” and such offer, dated February 20, 2019 (the “prospectus/offer to exchange”), and in the related letter of transmittal, together with any amendments or supplements thereto, the “Offer”). In the event that the Tesla Common Stock price is equal to or less than $245.90, the minimum will apply and each share of Maxwell Common Stock validly tendered and not validly withdrawn in the Offer will be exchanged for 0.0193 of a share of Tesla Common Stock.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN TIME, AT THE END OF MARCH 19, 2019, UNLESS EXTENDED OR TERMINATED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 3, 2019 (as it may be amended from time to time, the “Merger Agreement”), among Tesla, the Offeror and Maxwell. The Merger Agreement provides, among other things, that the Offeror will make the Offer and, subject to the satisfaction or waiver of certain conditions, Tesla and the Offeror will accept for exchange, and promptly thereafter exchange, shares of Maxwell Common Stock validly tendered in the Offer and not validly withdrawn. Following consummation of the Offer, subject to the terms and conditions set forth in the Merger Agreement, the Offeror will be merged with and into Maxwell (the “Merger”), with Maxwell continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Tesla. If the Offer is completed, the Merger will be consummated pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, and accordingly, no stockholder vote will be required to consummate the Merger. At the effective time of the Merger, each outstanding share of Maxwell Common Stock (other than shares of Maxwell Common Stock held in treasury by Maxwell or held by Tesla, the Offeror or any wholly-owned subsidiary of Tesla or Maxwell) will be automatically converted into the right to receive the offer consideration. As a result of the Merger, Maxwell will cease to be a publicly traded company and will become wholly-owned by Tesla. The Merger Agreement is more fully described in the prospectus/offer to exchange.

The Offer and withdrawal rights will expire at 11:59 p.m., Eastern Time, at the end of March 19, 2019 (the “Expiration Date”, unless the Offeror has extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by the Offeror, shall expire).

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as described below) and the Regulatory Conditions (as described below).

The “Minimum Tender Condition” requires that, prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of shares of Maxwell Common Stock that, upon the consummation of the Offer, together with any shares of Maxwell Common Stock then owned by Tesla and the Offeror, would represent at least a majority of the aggregate voting power of the shares of Maxwell Common Stock outstanding immediately after the consummation of the Offer.

The “Regulatory Conditions” require that any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), and the approval of the competition authority of the Federal Republic of Germany have been granted or the relevant waiting period(s) have expired. On February 14, 2019, the U.S. Federal Trade Commission notified Tesla and Maxwell that early termination of the HSR waiting period had been granted, thereby satisfying the Regulatory Conditions with respect to HSR.

The Offer is also subject to other conditions as set forth in the Merger Agreement and described in the prospectus/offer to exchange (together with the conditions described above, the “Offer Conditions”).

The board of directors of Maxwell has unanimously (i) determined that the terms of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Maxwell and its stockholders; (ii) determined that it is in the best interests of Maxwell and its stockholders, and declared it advisable, to enter into the Merger Agreement; (iii) approved the execution and delivery by Maxwell of the Merger Agreement, the performance by Maxwell of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer, Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained in the Merger Agreement; and (iv) resolved to recommend that Maxwell’s stockholders accept the Offer and tender their shares of Maxwell Common Stock to the Offeror pursuant to the Offer.

Under certain circumstances, as set forth in the Merger Agreement and summarized in the prospectus/offer to exchange, the Offeror may be required to extend the Offer and the previously scheduled Expiration Date. In the case of any extension, any such announcement will be issued no later than 9:00 a.m., Eastern Time, on the next business day following the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror assumes no obligation to publish, advertise or otherwise communicate any such public announcement of this type other than by issuing a press release. During any extension, shares of Maxwell Common Stock previously validly tendered and not validly withdrawn will remain subject to the Offer, subject to the right of each Maxwell stockholder to withdraw previously tendered shares of Maxwell Common Stock. No subsequent offering period will be available following the expiration of the Offer without the prior written consent of Maxwell, other than in accordance with the extension provisions set forth in the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, the Offeror also reserves the right to waive any Offer condition or modify the terms of the Offer.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of Tesla Common Stock to be issued as consideration in the Offer or passed upon the adequacy or accuracy of the prospectus/offer to exchange. Any representation to the contrary is a criminal offense.

Upon the terms of the Offer and subject to the satisfaction or waiver of the Offer Conditions (including, if the Offer is extended or amended in accordance with the Merger Agreement, the terms and conditions of any such extension or amendment), the Offeror will accept for exchange, and will exchange, shares of Maxwell Common Stock validly tendered and not validly withdrawn in the Offer, promptly after the Expiration Date. In all cases, a Maxwell stockholder will receive consideration for tendered shares of Maxwell Common Stock only after timely receipt by the exchange agent of certificates for those shares (or of a confirmation of a book-entry transfer of such shares into the exchange agent’s account at The Depository Trust Company (“DTC”)) and a properly completed and duly executed letter of transmittal (or an agent’s message in connection with a book-entry transfer), together with any other required documents.

For purposes of the Offer, the Offeror will be deemed to have accepted for exchange shares of Maxwell Common Stock validly tendered and not validly withdrawn if and when it notifies the exchange agent of its acceptance of those shares pursuant to the Offer. The exchange agent will deliver to the applicable Maxwell stockholders shares of Tesla Common Stock issuable in exchange for shares of Maxwell Common Stock validly tendered and accepted pursuant to the Offer promptly after receipt of such notice. The exchange agent will act as the agent for tendering Maxwell stockholders for the purpose of receiving shares of Tesla Common Stock from the Offeror and transmitting such shares to the tendering Maxwell stockholders.

Maxwell stockholders can withdraw tendered shares of Maxwell Common Stock at any time until the expiration of the offer and, if the Offeror has not agreed to accept the shares for exchange on or prior to March 19, 2019, Maxwell stockholders can thereafter withdraw their shares from tender at any time after such date until the Offeror accepts shares for exchange. Any Maxwell stockholder that validly withdraws previously validly tendered shares of Maxwell Common Stock will receive shares of the same class of Maxwell Common Stock that were tendered.

For the withdrawal of shares of Maxwell Common Stock to be effective, the exchange agent must receive a written notice of withdrawal from the Maxwell stockholder at one of the addresses set forth elsewhere in the prospectus/offer to exchange prior to the expiration of the Offer. The notice must include the Maxwell stockholder’s name, address, social security number (or tax identification number in the case of entities), the certificate number(s), if any, the number of shares to be withdrawn and the name of the registered holder, if it is different from that of the person who tendered those shares, and any other information required pursuant to the Offer or the procedures of DTC, if applicable.

The Offeror is not providing for guaranteed delivery procedures and therefore Maxwell stockholders who hold their shares through a DTC participant must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC prior to the expiration of the Offer. Maxwell stockholders must tender their shares of Maxwell Common Stock in accordance with the procedures set forth in the prospectus/offer to exchange and related letter of transmittal.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the prospectus/offer to exchange and is incorporated herein by reference.

Maxwell has provided the Offeror with Maxwell’s stockholder list and security position listings for the purpose of disseminating the prospectus/offer to exchange, the related letter of transmittal and other relevant materials to Maxwell stockholders. The prospectus/offer to exchange, the related letter of transmittal and other relevant materials will be delivered to record holders of shares of Maxwell Common Stock and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Maxwell stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, so that they can in turn send these materials to beneficial owners of shares of Maxwell Common Stock.

Each Maxwell stockholder should read the discussion under “Material U.S. Federal Income Tax Consequences” in the prospectus/offer to exchange and should consult its own tax advisor as to the particular tax consequences of the Offer and the Merger to such stockholder, including the applicability and effect of any U.S. federal, state, local or non-U.S. tax laws.

The prospectus/offer to exchange and the related letter of transmittal contain important information. Holders of shares of Maxwell Common Stock should carefully read those documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the information agent at its address and telephone number set forth below. Requests for copies of the prospectus/offer to exchange, the letter of transmittal and other exchange offer materials may be directed to the information agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Tesla will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers. Except as set forth above, neither Tesla nor the Offeror will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares of Maxwell Common Stock pursuant to the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Stockholders Call Toll Free: (888) 643-8150

February 20, 2019

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